Exhibit 6.1

Wavemaker Labs 1438 9th Street, Santa Monica, CA 90401	Page 1 of 8	Confidential

This Services Agreement (the “Agreement”) sets forth terms under which Wavemaker Labs, Inc. (“the Company”) shall provide general support services to 800 Degrees Go, Inc. (“the Client”). This Agreement is entered into as of the signature date below (“Effective Date”). Wavemaker Labs, Inc. and 800 Degrees Go, Inc. are referred to herein, individually, as a “Party” and, collectively, as the “Parties”.

1.	Services. Working closely with the Client and when requested, the Company shall provide general support services (“Services”) across various facets of the Client’s business, including capital raising, marketing, business development, financial and operations management, and general administration. Services are to be provided on an as-needed basis, working closely with the Client. The Company shall perform Services in a prompt manner and provide Deliverables (the “Deliverables”) as defined by the Client and agreed to by the Company. Services and Deliverables are further outlined in Appendix A. The Client shall assist the Company by promptly providing all information requests known or available and relevant to the Services in a timely manner.

2.	Invoicing. The Company will invoice the Client monthly for labor and any materials or other direct costs incurred to accomplish requested work. Payment for Services will be calculated using agreed-upon fixed monthly labor fees, as outlined in Appendix B, plus reimbursement of materials and other direct costs incurred.

3.	Payment. In exchange for the Company’s Services, the Client shall pay all fees due under this Agreement. The Client shall pay all invoices within fifteen (15) days after the invoice date. Invoices not paid within fifteen (15) days become past due and will immediately be assessed a default rate of 2% per month, added to the amount due and prorated starting from the date of the original invoice. In the event clarification is needed on the invoice, the Client will request clarification from the Company in writing before the invoice due date. No default rate shall be applied if the Client requests clarification in good faith, before the due date. Once resolved, the invoice will be due within five days (5), or on the original due date, whichever is later. In the event of a good faith dispute with regard to an invoice, the Company shall have the right to withhold Deliverables or any other support while the parties attempt to resolve the dispute.

4.	Term. The Agreement starts on the Effective Date and remains intact for twenty-four (24) months, or until terminated as described in Section 5.

5.	Termination. Either party shall have the right to terminate this Agreement at any time, with or without cause, with thirty (30) days written notice. In the event that the Client or the Company terminates the Agreement, the Client shall pay the Company the fees due under the Agreement through the Termination Date, to be prorated as relevant. Upon settlement of funds due to the Company, all Client provided materials will be returned, and any Client use rights to work completed, as relevant and described in Section 9, will be transferred to the Client.

6.	Survival. The following Sections of this Agreement shall survive termination or expiration: Disputes, Binding Arbitration, Remedies, Confidentiality, Limitation of Liability, Compliance with Laws, Non-Solicitation, and Logo Use.

7.	Representations and Warranties.

a.	The Company represents that any materials used in the Deliverable will not knowingly (a) infringe on the intellectual property rights of any third party or any rights of publicity or privacy or (b) violate any law, statute, ordinance or regulation.

b.	The Company represents and warrants that the Services will be performed in a commercially reasonable manner in accordance with the standards generally prevailing in the industry.

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c.	The Client represents that any materials provided to the Company by the Client for incorporation into the Deliverables will not (a) infringe on the intellectual property rights of any third party or any rights of publicity or privacy or (b) violate any law, statute, ordinance or regulation.

d.	The Client will defend, indemnify and hold the Company harmless from any and all claims, losses, liabilities, damages, expenses and costs (including attorneys’ fees and court costs) arising from or relating to any claims regarding elements or materials provided by the Client and incorporated into the Deliverable.

e.	Warranty Disclaimer. EXCEPT FOR THE WARRANTIES SET FORTH IN THIS AGREEMENT AND ANY SOW, EACH PARTY EXPRESSLY DISCLAIMS ANY AND ALL OTHER WARRANTIES OF ANY KIND OR NATURE, WHETHER EXPRESS OR IMPLIED, ORAL OR WRITTEN, INCLUDING WITHOUT LIMITATION TO ANY WARRANTY THAT DELIVERABLES ARE ERROR-FREE, OR ARE COMPATIBLE WITH ALL HARDWARE AND SOFTWARE CONFIGURATIONS, AND ANY AND ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. DELIVERABLES, INTELLECTUAL PROPERTY, TECHNICAL SUPPORT AND/OR SERVICES UNDER THIS AGREEMENT ARE PROVIDED “AS IS”.

f.	Liability. COMPANY WILL NOT BE LIABLE FOR ANY LOSS OF USE, INTERRUPTION OF BUSINESS, LOST PROFITS, OR ANY INDIRECT, SPECIAL, INCIDENTAL, OR CONSEQUENTIAL DAMAGES OF ANY KIND REGARDLESS OF THE FORM OF ACTION WHETHER IN CONTRACT, TORT (INCLUDING NEGLIGENCE), STRICT PRODUCT LIABILITY, OR OTHERWISE, EVEN IF IT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. IN NO EVENT SHALL COMPANY’S AGGREGATE LIABILITY UNDER THIS AGREEMENT EXCEED THE FEES PAID TO COMPANY HEREUNDER.

8.	Independent Contractor. Nothing in this Agreement shall be construed to create an employer-employee relationship between the Company and the Client, nor any agency, franchise, joint venture, partnership or any other relationship between the parties and neither party shall have authority to obligate the other in any way.

9.	Confidentiality. The Non-Disclosure Agreement (“NDA”) between the Company and the Client dated xxx shall govern this agreement. In the event of a conflict between the NDA and this Agreement, the NDA shall govern.

10.	Limitation of Liability. The Company’s liability and therefore the Client’s remedy for any cause of action in connection with this Agreement or the sale or use of the Deliverables, whether based on negligence, strict liability, breach of warranty, breach of contract, or any other equitable principles, is expressly limited, at the Company’s option, to either replacement or repayment of that portion of the Deliverables in which damages are claimed. The Client agrees that the limitations of liability herein apply regardless of whether the Deliverables and/or Services are accepted. The Client understands and agrees that that the Company has set its prices and entered into this Agreement in reliance upon the disclaimers and limitation of liability set herein, establishing the basis of the bargain and shared risk between parties. The Client is responsible for proper and safe testing, evaluation, operation, storage and transportation of any and all Deliverables. The Client agrees to defend, indemnify and hold the Company harmless from any liabilities, losses, damages, deficiencies, settlements, interest, awards, penalties, fines, expenses of any kind, claims or demands (including attorneys’ fees and court costs) that may be made related to, or as the result of, testing, operation, use, storage or transportation of Deliverables.

11.	Compliance with Laws. Each party shall perform all of its obligations under this Agreement in compliance at all times with all foreign, federal, state and local statutes, orders and regulations, including those relating to privacy and data protection. The Client further acknowledges that export, re-export or re-transfer of commodities, software and/or technical data (“Restricted Items”) that are requested from the Company are subject to U.S. export control laws and regulations, including, but not limited to, the Export Administration Regulations (“EAR”), the International Traffic and Arms Regulations (“ITAR”) and the Embargo and Sanctions Regulations administered by the U.S. Department of the Treasury, Office of Foreign Assets Controls (“OFAC”). Company will not knowingly incorporate Restricted Items as part of Services without obtaining prior approval from the Client in writing. The Client acknowledges that in the process of performing Services, it is possible that Restricted Items are developed or manufactured, and client agrees to comply with all U.S. export control laws and regulations.

Wavemaker Labs 1438 9th Street, Santa Monica, CA 90401	Page 3 of 8	Confidential

12.	General. Neither party may assign this Agreement without the prior written consent of the other party and any attempt to do so will be void. Any notice or consent under this Agreement will be in writing to the address specified below. If any provision of this Agreement is adjudged by any court of competent jurisdiction to be unenforceable or invalid, that provision shall be limited or eliminated to the minimum extent necessary so that this Agreement will otherwise remain in full force and effect. Any waivers or amendments shall be effective only if made in writing signed by a representative of the respective parties. Both parties agree that this Agreement is the complete and exclusive statement of the mutual understanding of the parties, and supersedes and cancels all previous written and oral agreements and communications relating to the subject matter of this Agreement. Both parties agree that the Agreement is signed by a duly, authorized company representative authorized to bind the company to its terms and services and no consent from any third party is required. The Client accepts ultimate liability for any additional, deferred state, local or other taxes incurred in connection with providing the materials under this agreement not already paid through regular invoicing. The language of this agreement has been chosen by the Company and the Client to express their mutual intent. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted by the Company and the Client, and no presumption or burden of proof will arise favoring or disfavoring either party by virtue of the authorship of any of the provisions of this agreement.

13.	Non-Solicitation. The Client agrees that, during the term of this Agreement, and for a period of one (1) year immediately following the termination of this Agreement for any reason whatsoever, the Client shall not, without the Company’s prior written consent, solicit (directly or indirectly, for its own account, or for the account of others) an employment or contractor relationship of the principals, employees and/or agents of the Company.

14.	Choice of Law. This Agreement will be deemed to have been made in, and shall be construed pursuant to, the laws of the State of California and the United States without regard to conflicts of law provisions thereof.

15.	Headings. Headings in this Agreement are included herein for convenience of reference only and shall not constitute a part of this agreement for any other purpose.

16.	Force Majeure. Other than the Client’s obligation to pay amounts due relating to work performed and expenses incurred prior to a force majeure event, neither party shall be responsible or liable for failing to perform any part of this Agreement or for any delay in performing under this Agreement, directly or indirectly resulting from or contributing to by any foreign or domestic embargoes, seizures, acts of God, insurrections, wars and/or continuance of war; or the adoption or enactment of any law, ordinance, regulation, ruling or order directly or indirectly interfering with its performance under this Agreement; or lack of the usual means of transportation, fires, floods, explosions, strikes or earthquakes; or other events or contingencies beyond its control, either of the foregoing nature or of any other kind.

17.	Disputes. In the event of any dispute arising under this agreement, the injured Party shall notify the injuring Party in writing of its contentions. The Parties will attempt to resolve any dispute relating to this agreement by good faith negotiation between business principals for ten (10) days. If unresolved thereafter, Parties shall submit their dispute to mediation before a mutually agreed mediator from the Judicial Arbitration and Mediation Services (“JAMS”) or its successor, to be scheduled within ten (10) business days. The Parties shall conduct all mediations at a JAMS facility in the County of Los Angeles, California. The parties will bear their own costs for mediation.

Wavemaker Labs 1438 9th Street, Santa Monica, CA 90401	Page 4 of 8	Confidential

18.	Binding Arbitration. Disputes not resolved through negotiation or mediation shall be resolved by final and binding arbitration before one arbitrator at JAMS pursuant to its Comprehensive Arbitration Rules and Procedures. The arbitrator shall have the authority and discretion to award the prevailing party its reasonable attorney’s fees and expenses. The Parties shall conduct the arbitration at a JAMS facility in the County of Los Angeles, California. The Parties acknowledge that by agreeing to this arbitration procedure, they have waived the right to resolve any such dispute through a trial by jury or by court. The Parties agree that actions related to the enforcement of this arbitration provision and the confirmation or vacatur of the arbitration award shall be filed in a state or federal court in the County of Los Angeles, California. Each Party irrevocably submits to the jurisdiction and venue of such courts. This clause shall not preclude Parties from seeking provisional remedies in aid of arbitration from a court in the County of Los Angeles with appropriate jurisdiction.

19.	Remedies. Company reserves all remedies available at law or equity for any disputes that arise under this Agreement.

[Signature Page Follows]

Wavemaker Labs 1438 9th Street, Santa Monica, CA 90401	Page 5 of 8	Confidential

Accepted and agreed to as of the Effective Date by the authorized representative of each party:

Wavemaker Labs, Inc.	800 Degrees Go, Inc.

Signature:	Signature:

Name: Kevin Morris	Name: Tommy Lee

Title: CFO	Title: CEO

Effective Date: September 1, 2021

Wavemaker Labs 1438 9th Street, Santa Monica, CA 90401	Page 6 of 8	Confidential

Appendix A: Scope of Work and Deliverables

The scope of work under this Agreement is generally defined below and to be provided on an as-needed basis, working closely with 800 Degrees Go, Inc.

•	Capital Raising and Marketing

o   Initiate and support crowdfunding

o   Facilitate and lead investor interactions

o   Support any other matters related to raising capital as needed

o   Develop and deploy marketing assets and materials to support capital raising and business growth

•	Financial Management

o   Manage cash flow

o   Prepare reports

o   Manage third party vendors

o   Process payments, payroll and support any other financial matters as needed

•	Operations Management and Administrative Support

o   Prepare contracts and support negotiation

o   Help setup and streamline operational systems

o   Prepare and support project planning and cost estimates

o   Support client management

o   Support other operational and administrative matters, as needed

With the contract structure under this Agreement, as delineated above, the Client will retain the flexibility to add, remove, and otherwise modify the scope of work undertaken during the course of this engagement.

The following Deliverables will be provided as the results of the above scope of services:

•	As defined by the Client and agreed to by the Company

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Appendix B: Fees

Payment for Services will be calculated using fixed monthly labor fees agreed upon by the Parties, delineated in the table below, plus reimbursement of materials and other direct costs incurred.

[Fee schedule]

Wavemaker Labs 1438 9th Street, Santa Monica, CA 90401	Page 8 of 8	Confidential